July 7, 2008

VIA EDGAR CORRESPONDENCE ONLY

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Nurse Solutions, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Filed March 21, 2008 and Amended Filed May 9, 2008

File No. 33-141875

Dear Mr. Spirgel:

This letter is in response to your comment letter (the “Comment Letter”) dated May 20, 2008, with regard to the Form 10KSB filing of Nurse Solutions, Inc., a Nevada corporation (“Nurse Solutions” or the "Company") originally filed on March 21, 2008 and amended May 9, 2008.  Our responses herein are keyed to the corresponding comment number from your Comment Letter.

Item 8A. Controls and Procedures

1.

The Company has revised its disclosures to comply with Item 307 of Regulation S-B.  Certifications have been filed with the amendment.

Finally, the Management of Nurse Solutions acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.

Thank you in advance for your courtesies.

NURSE SOLUTIONS, INC.

/s/ Tomasz Zurawek

Tomasz Zurawek, President, CEO, CFO